FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

MATERIAL CHANGE REPORT

Form 51-102F3

Name and Address of Company

Forbes Medi-Tech Inc.

Suite 200 – 750 West Pender Street

Vancouver, BC V6C 2T8

Date Of Material Change

November 12, 2004

Press Release

November 12, 2004 - Vancouver, British Columbia

Summary Of Material Change

Forbes Medi-Tech Inc. announces a European Commission decision has been issued authorizing the use of Forbes’ cholesterol-lowering ingredient, Reducol™, in milk-based beverages.

Full Description Of Material Change

See attached press release.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Omitted Information

Not applicable.

Executive Officer

Mr. Charles Butt, President & Chief Executive Officer.  Telephone (604) 689-5899.

Date Of Report

November 12, 2004

FORBES MEDI-TECH INC.

Per:

(signed) “Charles Butt”

President & Chief Executive Officer

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:

November 12, 2004

Forbes Medi-Tech Receives Final Approval for Reducol™ Sales in the European Union

~EU Commission Decision Approves Reducol™ in Milk Based Beverages~

Vancouver, Canada. Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced a European Commission decision has been issued authorizing the use of Forbes’ cholesterol-lowering ingredient, Reducol™, in milk-based beverages. The approval of Reducol™ in milk-based products creates a major opportunity for Forbes Medi-Tech to attract new contracts, drive revenue growth and increase shareholder value. Plant sterol sales in Europe are estimated to grow at a rate of 15% annually until 2010 in Europe, according to a recent Frost & Sullivan report.

“We now have the ability to pursue sales of Reducol™ in Europe and expand our global ingredient business,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “Currently, being the largest approved source of wood sterols in the world, we are in a favorable position to capitalize on EU countries’ preference for non-GMO ingredients.”  The number of member countries in the European Union has recently been expanded to 25 with the addition of 10 countries in May of this year.

The approval of Reducol™ eliminates the requirement for further scientific evaluation to incorporate the ingredient into various approved food categories. Accordingly, Forbes plans to file a substantial equivalence notification letter with the EU commission informing them of its intention to sell Reducol™ as an ingredient in other food groups. Each EU food manufacturer using the Reducol™ ingredient will then be required to file a similar notification letter. Without the requirement for scientific evaluation, notifications are expected to be cleared in a relatively short time. Reducol™ is produced at Forbes' 50-50 manufacturing joint venture facility, Phyto-Source LP, near Houston, Texas.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

# # #

  For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements regarding future anticipated sales contracts for Reducol™ in Europe, the Company's potential future revenue growth, market positioning and shareholder value, future European regulatory clearances for Reducol™ in various food categories, and the estimated future growth rate of plant sterol sales in Europe.  Forward-looking statements can be identified by the use of forward-looking terminology such as “opportunity”, “estimated to grow”, “to pursue”, “expand”, “to capitalize”, “plans”, “intention”, “expected” or any other variations thereon or comparable terminology referring to future dates, events or results. Forward-looking statements are statements about the future and are inherently uncertain, and the Company's actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, the need to obtain contracts for the sale of Reducol™ in Europe and the need for performance by the buyers under such contracts; uncertainty of the existence or size of a market opportunity for the Company's sterol products, including Reducol™, in Europe or whether the Company’s sales will grow at the forecasted rate for the plant sterol market or at all; marketing/manufacturing and partnership/strategic alliance risks; the Company’s dependency on its joint venture, Phyto-Source LP, and its joint venture partner, Chusei (U.S.A.) Inc., for the production of Reducol™; the need to secure sufficient quantities of raw materials on a timely basis at acceptable prices, which is not assured;  the effect of competition; exchange rate fluctuations; product liability and insurance risks; risks inherent in the development of new products; environmental risks; intellectual property risks; the Company's need for additional future capital, which may not be available in a timely manner or at all; the need for clearance by the EU of notifications by the Company and its customers of the intended use of Reducol™ in other food categories, which may not be obtained in a timely manner or at all; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company's anticipated future results. The Company assumes no obligation to update the information contained in this press release.